Press Release

                                                            Royal Ahold
                                                            Public Relations

                                                     Date:    November 19, 2002
                                     For more information:    +31 75 659 57 20

Ahold 3rd quarter 2002 net earnings amount to Euro 257.6 million; full-year outlook lowered

Ahold to focus on portfolio rationalization and debt reduction

o    Sales rise 5.8% to Euro 16.4 billion (+14.5% excluding currency impact)
o Operating earnings up 13.3% to Euro 756.2 million (+24.0% excluding currency impact)
o Earnings per common share, excluding goodwill amortization, exceptional items and currency impact, at Euro 0.34; 4.5% below last year
o Outlook: earnings per common share for the full-year 2002, excluding goodwill amortization, exceptional items and currency impact revised downwards. Ahold expects earnings per share to decline by 6-8%
o Ahold sets aggressive new targets for organic growth, cost reduction and capital efficiency
o Focus on strengthening financial position by substantial free cash flow generation and significant debt reduction
o    Investment focused on core businesses and leading markets
o Non-core businesses to be divested, under-performing assets to be scrutinized
o    Preliminary outlook for 2003 reconfirmed

Zaandam, The Netherlands, November 19, 2002 - Ahold, the international food retailer and foodservice operator, today announced third-quarter 2002(1) net earnings of Euro 257.6 million (2001: Euro 304.2 million). Earnings were below last year primarily due to higher goodwill amortization, higher financial expenses, higher income taxes and unfavorable currency differences. Due to continuing difficult trading conditions in most markets, South America in particular, as well as higher financial expenses and a substantially increased average tax rate, the outlook for full-year 2002 earnings per share growth, excluding goodwill amortization, exceptional items and currency impact, was significantly lowered from plus 5-8% to negative 6-8%.

The company launched an aggressive company-wide initiative focused on organic growth, cost reduction, capital efficiency and portfolio review for the 2003-2005 plan period. The initiative is intended to substantially improve Ahold's competitiveness and financial performance. The objective is to generate free cash flow and reduce debt.

Remarks by Cees van der Hoeven, Ahold President & CEO

"Our core businesses delivered good operating results in tough trading conditions," said Ahold President & CEO Cees van der Hoeven. "The third-quarter results were, however, significantly impacted by a number of non-operating items such as taxation and financial expenses. In many ways, 2002 has not been our lucky year. We have had several disappointments coming from different directions, most particularly South America. Adding up the impact of the extremely difficult trading conditions, the huge impact of currency devaluations, the severe effect of the default of our former Argentine partner, Velox, the impact on financial expenses and the average tax rate, one can say that South America explains most of it. Ahold's performance in almost all key markets is very solid in the current environment. It is therefore extra painful that we have had to announce a second revision to the 2002 outlook. We feel invigorated by the new strategic plan that will focus the company on the growth of its core businesses and lead to significant debt reduction."

1    12 weeks from July 15 through October 6, 2002.

                                              Albert Heijnweg 1, Zaandam
                                              P.O. Box 3050, 1500 HB  Zaandam
                                              The Netherlands
                                              Phone:  +31 (0)75 659 5720
http://www.ahold.com                          Fax:    +31 (0)75 659 8302

Ahold 3rd quarter 2002 results
---------------------------------------------- ------------------------------------ ------------------------------------
                                                           3rd quarter                     First three quarters
                                                              Change                              Change
x 1 million Euro                                     2002      in %        2001         2002        in %         2001
---------------------------------------------- ------------ ----------- ----------- ------------ ----------- -----------
Sales                                            16,412.5      5.8       15,509.3     55,876.8      12.2      49,783.1

Operating earnings                                  756.2      13.3         667.2      2,400.3      15.8       2,073.1
Operating earnings as % of sales                      4.6%                    4.3%         4.3%                    4.2%

Net earnings                                        257.6     (15.3)        304.2        388.1     (58.9)        944.0

Earnings per share (in Euro)                         0.27     (21.8)         0.34         0.39     (64.4)         1.09
Earnings per share excluding goodwill
amortization, exceptional items and currency
impact (in Euro)                                     0.34     (4.5)          0.36         1.15     (1.1)          1.17
---------------------------------------------- ------------ ----------- ----------- ------------ ----------- -----------

Sales and earnings for the third quarter were negatively impacted by lower average exchange rates of mainly the following currencies:

Average 3Q rates           2002                      2001
---------------------------------------------------------
U.S. Dollar (USD)          1.02                      1.11
Brazilian Real (BRL)       0.32                      0.43
Argentine Peso (ARS)       0.28                      1.11

Consolidated sales rose 5.8% to Euro 16.4 billion (+14.5% excluding currency impact) mainly due to the inclusion of Alliant and Bruno's Supermarkets. Organic sales growth amounted to 1.5% (2001: 6.4%). Operating earnings were Euro 756.2 million, representing an increase of 13.3% (+24.0% excluding currency impact).

Net earnings amounted to Euro 257.6 million, a decrease of Euro 46.6 million compared to last year mainly due to the following:

o Higher amortization of goodwill as a consequence of the acquisition of Alliant and Bruno's Supermarkets in December 2001;
o Higher net financial expense partly due to devaluation and inflation adjustment losses in Argentina, related to third-party U.S. Dollar and Argentine Peso debt and acquisition-related debt assumed;
o    Higher income taxes as a result of a change in the country mix of earnings;
o    A currency impact of especially the lower U.S. Dollar.

Earnings common shareholders excluding goodwill amortization and exceptional items amounted to Euro 318.3 million or Euro 0.34 per average common share (-4.5% excluding currency impact). The reconciliation with earnings common shareholders was as follows:

Reconciliation earnings common shareholders
---------------------------------------------- ------------------------------------ -----------------------------------
                                                            3rd quarter                     First three quarters
x 1 million Euro                                              Change                              Change
                                                      2002      in %        2001        2002      in %           2001
---------------------------------------------- ------------ ----------- ----------- ----------- ----------- -----------
Net earnings                                        257.6     (15.3)        304.2       388.1     (58.9)        944.0
Dividend preferred financing shares                  (8.9)                   (8.7)      (29.4)                  (29.3)
                                               ------------            ------------ -----------            ------------

Earnings common shareholders                        248.7     (15.8)        295.5       358.7     (60.8)        914.7

Net impact of*:
Goodwill amortization                                57.5                    28.7       186.1                    87.2
Exceptional items                                       -                       -       490.0                       -

Argentine Peso devaluation/inflation losses          12.1                       -        32.0                       -
                                              ------------            ------------ -----------            ------------

Total net goodwill and exceptional                   69.6                    28.7       708.1                    87.2
adjustments

Earnings common shareholders excluding
goodwill amortization and exceptional items         318.3     (1.8)         324.2     1,066.8      6.5        1,001.9
Earnings common shareholders excluding
goodwill amortization, exceptional items and
currency impact                                     318.3      2.9          309.4     1,066.8      9.1          977.4

Average number of common shares outstanding
(x 1,000, adjusted for stock dividend)             929,483     7.7         863,095     925,195     10.3        838,728

Earnings common shareholders excluding
goodwill amortization, exceptional items
and currency impact per average common share
(x 1 Euro)                                            0.34    (4.5)           0.36        1.15    (1.1)           1.17
---------------------------------------------- ------------ ---------- ------------ ----------- ---------- ------------

*    These numbers are net of taxes and minority interest.

The average number of common shares increased primarily due to the issue of 80.5 million new common shares through the equity offering in September 2001. The proceeds from the equity offering were used to finance the acquisitions of Bruno's Supermarkets and Alliant in December 2001.

United States - retail
---------------------------------------------- ----------------------------------- -----------------------------------
                                                          3rd quarter                     First three quarters
x 1 million USD                                            Change in                           Change in
                                                     2002      %             2001        2002      %             2001
---------------------------------------------- ----------- ----------- ----------- ----------- ----------- -----------
Sales                                             5,974.4     11.5        5,357.5    20,041.2     14.1       17,564.5

Operating earnings                                  365.3     23.6          295.5     1,155.8     25.0          924.9
Results on tangible fixed assets                     28.6                     4.3        30.6                     5.0
                                               -----------             ----------- -----------             -----------
Pro forma operating earnings                        336.7     15.6          291.2     1,125.2     22.3          919.9
as % of sales                                        5.6%                    5.4%        5.6%                    5.2%
---------------------------------------------- ----------- ----------- ----------- ----------- ----------- -----------

In the United States, retail sales rose both organically and as a result of the consolidation of Bruno's that took effect in December 2001. Organic retail sales growth amounted to 3.4% (2001: 7.0%). Comparable retail sales growth was 0.6% (2001: 3.8%) and identical retail sales declined 0.2% (2001: increase of 3.4%).

Operating earnings rose as a result of strong improvements at most operating companies, supported by increased synergies, effective margin management and cost control. In particular, performance at Stop & Shop, Giant (Landover) and Giant (Carlisle) was strong, offset to a limited degree by BI-LO. Internet grocer Peapod reduced its operating loss to USD 7.4 million (2001: loss of USD
11.1 million).

Results on tangible fixed assets mainly related to a sale and leaseback transaction at Giant (Landover).

United States - foodservice
---------------------------------------------- ----------------------------------- -----------------------------------
                                                          3rd quarter                     First three quarters
x 1 million USD                                              Change                            Change
                                                     2002     in %         2001       2002       in %          2001
---------------------------------------------- ----------- ----------- ----------- ----------- ----------- -----------
Sales                                             4,021.1     43.3        2,806.1    13,517.6     50.3        8,996.2

Operating earnings                                  208.1     83.7          113.3       587.0     64.0          357.9
as % of sales                                        5.2%                    4.0%        4.3%                    4.0%
---------------------------------------------- ----------- ----------- ----------- ----------- ----------- -----------

In the United States, foodservice sales grew mainly due to the consolidation of Alliant with effect from December 2001. Organic foodservice declined by 6.1% (2001: increase of 9.0%). The company shed unprofitable business that was part of the Alliant portfolio, closed unprofitable operations and rationalized distribution. U.S. Foodservice expects to complete its planned 24-month operational integration of Alliant in 15 months.

Foodservice operating earnings in the United States were significantly higher, primarily as a result of the consolidation of Alliant, purchasing synergies and cost reductions. Results at U.S. Foodservice, excluding Alliant, were strong due to effective streamlining of the business. The combination of the voluntary exit of the unprofitable business and the stepped-up transition activities has resulted in almost a doubling of operating earnings.

Europe
---------------------------------------------- ----------------------------------- -----------------------------------
                                                          3rd quarter                     First three quarters
x 1 million Euro                                             Change                             Change
                                                     2002      in %         2001      2002       in %          2001
---------------------------------------------- ----------- ----------- ----------- ----------- ----------- -----------
Sales                                            5,551.8      6.7        5,204.0    17,192.4      6.0       16,218.6

Operating earnings                                 191.7      2.6          186.8       554.0     (2.3)         566.8
Results on tangible fixed assets                    16.4                    11.0        36.8                    35.0
---------------------------------------------- -----------             ----------- -----------             -----------

----------------------------------------------             -----------
Pro forma operating earnings                       175.3     (0.3)         175.8       517.2     (2.7)         531.8
as % of sales                                        3.2%                    3.4%        3.0%                    3.3%
---------------------------------------------- ----------- ----------- ----------- ----------- ----------- -----------

In Europe, organic sales growth, excluding currency impact, amounted to 4.8% (2001: 6.3%). In particular Albert Heijn, Schuitema, ICA Ahold and Central Europe contributed to the sales rise.

Operating earnings at Albert Heijn, Schuitema and ICA Ahold showed good improvements. Operating earnings in Spain were higher than in the previous quarter but lower than last year, mostly as a result of increased integration costs. In Central Europe, operating earnings in the Czech Republic improved compared to last year. Higher operating expenses were incurred due to the entry into the Slovakian market. Operations in Poland are still loss making.

Latin America
---------------------------------------------- ----------------------------------- -----------------------------------
                                                          3rd quarter                     First three quarters
x 1 million Euro                                           Change in                           Change in
                                                     2002      %             2001        2002      %             2001
----------------------------------------------   ----------- ----------- ----------- ----------- ----------- -----------
Sales                                               586.0    (49.3)       1,154.9     2,113.0    (41.6)       3,617.8

Operating earnings                                    1.7    (96.0)          42.8        39.7    (68.2)         124.8
as % of sales                                        0.3%                    3.7%        1.9%                    3.4%
---------------------------------------------- ----------- ----------- ----------- ----------- ----------- -----------

In Latin America, sales in Euros were significantly lower as a result of the devaluation of several currencies, mainly the Argentine Peso and the Brazilian Real, as well as the deconsolidation of La Fragua. Organic sales growth, excluding currency impact, amounted to 6.0% (2001: minus 1.3%). Sales at Disco in Argentina in local currency were higher, partly as a result of strongly increased inflation. In Brazil, sales in local currency were higher mainly due to the acquisition of G. Barbosa in January of this year. In local currencies, Santa Isabel in Chile, Peru and Paraguay generated sales at the same level as last year.

Operating earnings in South America were heavily impacted by currency devaluations and difficult trading circumstances. Operating earnings in local currency in Brazil were slightly higher than last year and include the acquisition of G. Barbosa. Operating earnings in local currency at Disco in Argentina were substantially below last year, whereas Santa Isabel in Chile recorded an operating loss.

Central America
In Central America - Guatemala, Costa Rica, Honduras, Nicaragua and El Salvador
- the joint venture Paiz Ahold, owner of La Fragua, formed a new regional joint venture with CSU named CARHCO, effective January 1, 2002. Since that date, La Fragua has been deconsolidated. CARHCO's results are reported as income from unconsolidated subsidiaries and affiliates. Sales in the third quarter amounted to Euro 371.9 million. Organic sales growth amounted to 17.1%.

Operating earnings in the third quarter in Central America increased to Euro
15.8 million (2001: Euro 8.5 million), mainly attributable to the formation of the new joint venture. The net income from CARHCO, reported as income from unconsolidated subsidiaries and affiliates, amounted to Euro 0.9 million.

Asia
---------------------------------------------- ----------------------------------- -----------------------------------
                                                          3rd quarter                     First three quarters
x 1 million Euro                                           Change in                           Change in
                                                     2002      %           2001        2002      %             2001
---------------------------------------------- ----------- ----------- ----------- ----------- ----------- -----------
Sales                                              109.2      16.8          93.5       339.3      16.4         291.5

Operating earnings                                  (4.9)    (19.5)         (4.1)      (17.3)    (27.2)        (13.6)

as % of sales                                      (4.5%)                  (4.4%)      (5.1%)                  (4.7%)
---------------------------------------------- ----------- ----------- ----------- ----------- ----------- -----------

In Asia, sales rose 16.8% to Euro 109 million. In local currencies, sales in Thailand and Indonesia were higher than last year. Sales in Malaysia were below last year. Organic sales growth, excluding currency impact, amounted to 21.7%, mainly as a result of new store openings.

Operating losses in Asia amounted to Euro 4.9 million (2001: loss of Euro 4.1 million).

Corporate costs
Corporate costs amounted to Euro 14.5 million (2001: Euro 11.7 million).

Net financial income and expense
---------------------------------------------- ----------------------------------- -----------------------------------
                                                          3rd quarter                     First three quarters
x 1 million Euro                                           Change in                           Change in
                                                     2002      %             2001        2002      %             2001
---------------------------------------------- ----------- ----------- -----------  ----------- ----------- -----------
Net interest expense                              (223.5)    (3.2)        (216.5)     (763.2)    (6.5)        (716.4)
Financing currency differences                     (13.3)                   24.2       (35.9)                   89.9
Other financial gains and losses                    (0.5)                    0.2        (0.1)                   (0.3)
                                               -----------             ----------- -----------             -----------
Total net financial income and expense            (237.3)    (23.5)       (192.1)     (799.2)    (27.5)       (626.8)
---------------------------------------------- ----------- ----------- ----------- ----------- ----------- -----------

Net interest expense increased to Euro 223.5 million (2001: Euro 216.5 million) caused by the consolidation of new debt related to acquisitions, the purchase of additional shares in Disco Ahold International Holdings and an increase of cash dividends paid. This was partly offset by a favorable currency impact, especially of the U.S. Dollar.

Financing currency differences were unfavorable compared to last year, partly due to the inclusion of devaluation losses in Argentina on third-party U.S. Dollar debt (Euro 6.1 million) as well as inflation adjustment losses on third-party Argentine Peso debt (Euro 6.0 million).

The rolling interest coverage ratio improved to 3.4 (2001: 3.3). The rolling ratio of net interest-bearing debt to EBITDA improved to 2.5 (2001: 2.6).

Tax rate
The tax rate, expressed as a percentage of taxable earnings adjusted for exceptional charges and goodwill amortization, was 33.4% (2001: 25.6%). A significant change in the composition of taxable earnings caused the very considerable increase of the tax rate. Higher earnings in the U.S. and higher losses before tax in South America, for which no tax asset was taken into account, were the main cause of this development.

Income from unconsolidated subsidiaries and affiliates
Income from unconsolidated subsidiaries amounted to a net profit of Euro 7.1 million compared to a net profit of Euro 7.9 million last year. The main results included are:

---------------------------------------------- --------------------------------- --------------------------------
                                                          3rd quarter                  First three quarters
x 1 million Euro                                        2002               2001          2002               2001
---------------------------------------------- -------------- ------------------ ------------- ------------------
Unconsolidated subsidiaries at ICA                      4.1                6.2           1.6               11.8
CARHCO                                                  0.9                  -           5.8                  -
Others                                                  2.1                1.7           5.4                4.3
                                               --------------      ------------- -------------      -------------
Total income from unconsolidated
subsidiaries and affiliates                             7.1                7.9          12.8               16.1
---------------------------------------------- -------------- ---- ------------- ------------- ---- -------------

The results of unconsolidated subsidiaries at ICA are below last year, mainly due to the inclusion of the losses at ICA Banken, ICA Ahold's financial services operation, which was deconsolidated effective December 2001.


Minority interests
Minority interests increased from Euro 28.0 million in 2001 to Euro 35.2 million this year. This is mainly caused by the following factors:

o Earnings at ICA Ahold in Scandinavia and Jeronimo Martins in Portugal increased, but were partly off-set by higher losses at Santa Isabel in Chile;
o The purchase of the remaining shares in Peapod in August 2001 brought the minority shareholders' portion of losses at Peapod to an end;
o With effect from year-end 2001, no minority interest for the net losses at Disco Ahold International Holdings has been included.

Cash flow statement
Cash flow from operating activities amounted to Euro 300.0 million (2001: Euro
570.6 million). Cash flow from operating activities was lower than last year primarily due to higher investments in working capital (Euro 395.1 million compared to Euro 180.6 million last year). Especially timing differences related to the collection of vendor allowances contributed to this development.

Investments in tangible and intangible fixed assets amounted to Euro 526.9 million (2001: Euro 674.7 million). Divestments of tangible and intangible fixed assets amounted to Euro 234.1 million (2001: Euro 54.9 million) mainly related to sale and leaseback transactions in the U.S. and Europe. Depreciation and amortization amounted to Euro 424.6 million (2001: Euro 393.9 million). The ratio of investments in tangible and intangible fixed assets in relation to depreciation and amortization was 1.2 (2001: 1.7). The cash outflow related to acquisitions of Euro 618.8 million was mainly used to purchase the remaining shares in Disco Ahold International Holdings as well as for smaller acquisitions. Financing took place largely from cash balances.

Group equity
Group equity, expressed as a percentage of the balance sheet total, amounted to 18.9% (at yearend 2001: 20.4%). Capital accounts amounted to 22.4% of the balance sheet total. Shareholders' equity was Euro 4.9 billion. In the third quarter of 2002, net earnings after deduction of the dividend on cumulative preferred financing shares were added to shareholders' equity. The cash portion of interim dividend on common shares was deducted from shareholders' equity. Goodwill adjustments related to unused provisions for acquisitions prior to November 2000 were added back to equity. Goodwill related to acquisitions through November 2000 was charged to shareholders' equity. Goodwill related to acquisitions after November 2000 was capitalized.

Changes to shareholders' equity
--------------------------------------------------- -------------------------------- ---------------------------------
                                                              3rd quarter                  First three quarters
x 1 million Euro                                              2002             2001            2002              2001
--------------------------------------------------- --------------- ---------------- --------------- -----------------
Shareholders' equity opening balance                      4,775.9          3,159.8         5,892.1           2,502.6


Net earnings after preferred dividend                       248.7            295.5           358.7             914.7
Dividend paid on common shares                             (156.4)           (31.3)         (433.2)            (94.1)
Exercise of stock options                                    (2.0)             4.6             3.2              43.4
Issuance of shares                                              -          2,501.7             0.1           2,501.9
Goodwill                                                     15.9                -            16.0             (28.7)
Exchange rate differences and other changes                   0.3           (377.1)         (954.5)           (286.6)
                                                       ------------     ------------     ------------     -------------

Shareholders' equity closing balance                      4,882.4          5,553.2         4,882.4           5,553.2
--------------------------------------------------- -- ------------ --- ------------ -- ------------ --- -------------

US GAAP reconciliation
Under US GAAP, third quarter net earnings amounted to Euro 302.1 million (2001: net earnings of Euro 199.2 million). In particular, lower goodwill amortization related to the adoption on December 31, 2001, of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), contributed to higher net earnings under US GAAP than according to Dutch GAAP. This was partly offset by gains related to sale and operating leaseback transactions, recognized as income according to Dutch GAAP, but amortized over the remaining period of the lease contract under US GAAP.

Goodwill impairment
On December 31, 2001, Ahold discontinued amortizing goodwill under US GAAP. Ahold is required to test all goodwill for impairment by the end of 2002 under US GAAP. In the second quarter, an exceptional charge of Euro 430 million was booked mainly related to the default of former Argentine partner, Velox. By the end of 2002, the impairment test on the remaining goodwill under US GAAP will be finalized and it is expected that this will lead to further goodwill impairment charges in the range of Euro 800 to Euro 900 million.

Under Dutch GAAP, Ahold is also required to test capitalized goodwill for impairment. Goodwill related to acquisitions through November 2000 was charged to shareholders' equity. Goodwill related to acquisitions after November 2000 was capitalized. The goodwill that was capitalized is amortized over a period of maximum 20 years and is subject to an annual impairment test. In the second quarter, an exceptional charge of Euro 490 million was booked consisting of Euro 410 million related to the default of Velox, and Euro 80 million related to a goodwill impairment charge in Argentina. By the end of 2002 the impairment test on all capitalized goodwill will be finalized and it is expected that this will lead to further goodwill impairment charges in the range of Euro 50 to Euro 100 million.

Revised outlook for full-year 2002
Ahold is revising downwards its full-year projected earnings per share target. The trading conditions, particularly in South America, continue to be difficult. Also the impact on financial expenses as a result of the default of Velox, the substantially increased average tax rate and fixed asset impairments in specific markets contribute to this revision. The company now anticipates its earnings per share target for 2002, including real estate gains of Euro 100-110 million, but excluding goodwill amortization, exceptional items and currency impact, at negative 6-8%, down from the target announced in July of this year of plus 5 - 8%.

Accounting principles
Ahold's accounting principles are unchanged compared to the accounting principles as stated in the Ahold 2001 Annual Report. The data included in this press release are not audited.

At present Dutch GAAP has already adopted the principles of various IAS/IFRS standards or allows the application of certain US GAAP standards such as SFAS 87 relating to accounting for pensions. Ahold will implement SFAS 87 for pension accounting before year-end 2002.

In order to better address the demands of today's markets, Ahold will implement IAS/IFRS standards fully with effect from fiscal year 2004.

Ahold initiative to strengthen core business

Ahold is launching a three-year company-wide initiative with four main priorities: organic sales growth, cost reduction, capital efficiency and portfolio review. The objective is to focus on our core food businesses with a balanced portfolio and a solid financial position. The ambition is to grow faster than the market, but at the same time to generate substantial free cash flow in order to significantly reduce debt.

To achieve its mission, and in response to difficult trading conditions worldwide and weak economic forecasts for the foreseeable future, Ahold is setting aggressive new goals. Internal targets are being established throughout the organization with specific focus on improvements in free cash flow, reductions in capital expenditure, working capital and operating costs. These targets are an acceleration of the company's `Economic Value Added' (EVA) program initiated in 2001.

The company announced that it will also focus on its core businesses and strengthen positions in leading markets. All non-core businesses will be divested, either in whole or in part. Consistently under-performing core businesses will be rigorously scrutinized with a view to significantly improve performance or consider divestment. Smaller acquisitions that will strengthen Ahold's core businesses and improve returns are still possible, but will be financed from internally generated funds.

The company announced a one-time performance share grant program to ensure the retention and motivation of key contributors, alignment with shareholders' interests and a long-term focus. The objective is to outperform a peer group of world-class competitors by up to 50% over a three-year period. Performance will be measured in terms of total shareholder returns in line with market best practice. A maximum number of 9 million shares can be granted to approximately 1,500 associates by year-end 2005. The shares will be bought on the open market. No allocation takes place in case of average or less than average performance.

Preliminary outlook 2003 reconfirmed
Ahold reconfirms the preliminary outlook for 2003 as announced August 29, when the company issued its half-year 2002 earnings statement. More details will follow on March 5, 2003, the date of Ahold's full-year 2002 earnings statement.

Definitions

o    Organic sales development:
     [Sales year n] divided by [Sales year (n-1)(i) Ahold base + sales year (n-1)(i) of acquired companies(ii)]

     (i) Adjusted for currency impact.
     (ii) Applies to acquisitions dating back less than one year and to the extent that the sales of the acquired company represent > 5% of the sales of the acquiring entity, or that the acquisition is an entry into a new business channel or market area.

o    Identical sales compare sales from exactly the same stores.

o    Comparable sales are identical sales plus sales from replacement stores.

o Currency impact: the impact of using different exchange rates to translate the financial figures of our subsidiaries to Euros. The financial figures of the previous year are restated using the actual exchange rates in order to eliminate this currency impact.

o Pro forma earnings: reported earnings adjusted for the impact of goodwill amortization, exceptional items, results on the sale or divestment of tangible fixed assets and exchange rate differences as included in net financial income and expense.

o The interest coverage ratio is calculated as EBITA excluding exceptional items, divided by the net interest expenses.

o    Net debt / EBITDA:
     Net debt includes long and short-term interest bearing debt, netted with loans receivable and cash and cash equivalents, divided by the EBITDA excluding exceptional items.

Editors' Note
The third-quarter 2002 results press conference will be webcast on www.ahold.com at 12:30 p.m. CET. The analyst conference call will also be webcast at 3:00 p.m. CET. To access, please click on the link on the homepage. Photographs related to this quarterly report can be obtained from the media section of the Ahold web site.

Ahold Corporate Communications: +31 75 659 5720
Mobile: Annemiek Louwers +31.6.53.98.16.06; Nick Gale: +31.6.55.77.22.83
For investors: Ahold Investor Relations: +31.75.659.5828

--------------------------------------------------------------------------------
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. Those forward-looking statements include, but are not limited to, statements as to expected increases in sales, estimates in respect of earnings per share, cash flow and capital expenditure, expectations as to debt reduction, expectations with respect to opportunities for expansion and growth and in respect of goodwill impairment charges. Those forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements. Such factors include, but are not limited to, the effect of general economic conditions and changes in interest rates in the countries in which Ahold operates, particularly in Latin American countries such as Argentina, increased competition in the markets in which Ahold operates, changes in marketing methods utilized by competitors, the behavior of other market participants and the actions of government regulators. Fluctuation in exchange rates between the Euro and the other currencies in which Ahold's assets, liabilities or results are denominated, in particular the U.S. Dollar and the Argentine Peso, can also influence the actual results as can other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statements, which only speak as of the date of this press release. For a more detailed discussion of such risks and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revisions to those forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Outside The Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
--------------------------------------------------------------------------------

Consolidated statement of earnings of Royal Ahold
-------------------------------------------------------------------------------------------------------------------
                                                       3rd quarter                     First three quarters
x 1 million Euro                                     2002  change        2001            2002  change         2001
(unless otherwise indicated)                   (12 weeks)    in %  (12 weeks)      (40 weeks)    in %   (40 weeks)
-------------------------------------------------------------------------------------------------------------------
Sales to third parties
 - U.S. Retail (in dollars)                      5,974.4    11.5     5,357.5        20,041.2    14.1     17,564.5
 - U.S. Foodservice (in dollars)                 4,021.1    43.3     2,806.1        13,517.6    50.3      8,996.2
 - Europe                                        5,551.8     6.7     5,204.0        17,192.4     6.0     16,218.6
 - Latin America                                   586.0   (49.3)    1,154.9         2,113.0   (41.6)     3,617.8
 - Asia                                            109.2    16.8        93.5           339.3    16.4        291.5
                                             -------------        ------------   -------------        -------------
Total sales                                     16,412.5     5.8    15,509.3        55,876.8    12.2     49,783.1
                                             =============        ============   =============        =============

Operating earnings
 - U.S. Retail (in dollars)                        365.3    23.6       295.5         1,155.8    25.0        924.9
 - U.S. Foodservice (in dollars)                   208.1    83.7       113.3           587.0    64.0        357.9
 - Europe                                          191.7     2.6       186.8           554.0    (2.3)       566.8
 - Latin America                                     1.7   (96.0)       42.8            39.7   (68.2)       124.8
 - Asia                                             (4.9)  (19.5)       (4.1)          (17.3)  (27.2)       (13.6)
 - Corporate costs                                 (14.5)  (23.9)      (11.7)          (46.3)  (18.4)       (39.1)
                                             -------------        ------------   -------------        -------------
Total operating earnings                           756.2    13.3       667.2         2,400.3    15.8      2,073.1
                                             =============        ============   =============        =============

Exceptional items                                      -                   -          (490.0)                   -
Goodwill amortization                              (62.8)              (36.6)         (210.6)              (112.5)
                                             -------------        ------------   -------------        -------------
Earnings before interest & taxes                   693.4    10.0       630.6         1,699.7   (13.3)     1,960.6

Net interest expense                              (223.5)   (3.2)     (216.5)         (763.2)   (6.5)      (716.4)
Financing currency differences                     (13.3)               24.2           (35.9)                89.9
Other financial gains and losses                    (0.5)                0.2            (0.1)                (0.3)
                                             -------------        ------------   -------------        -------------
Net financial income and expense                  (237.3)  (23.5)     (192.1)         (799.2)  (27.5)      (626.8)
                                             =============        ============   =============        =============

Earnings before income taxes                       456.1     4.0       438.5           900.5   (32.5)     1,333.8
Income taxes                                      (170.4)             (114.2)         (428.2)              (344.1)
                                             -------------        ------------   -------------        -------------
Earnings after income taxes                        285.7   (11.9)      324.3           472.3   (52.3)       989.7
Income from unconsolidated subsidiaries
and affiliates                                       7.1                 7.9            12.8                 16.1
Minority interests                                 (35.2)              (28.0)          (97.0)               (61.8)
                                             -------------        ------------   -------------        -------------
Net earnings                                       257.6   (15.3)      304.2           388.1   (58.9)       944.0
                                             =============        ============   =============        =============

Dividend preferred financing shares                 (8.9)               (8.7)          (29.4)               (29.3)
                                             -------------        ------------   -------------        -------------
Earnings common shareholders                       248.7   (15.8)      295.5           358.7   (60.8)       914.7
                                             =============        ============   =============        =============

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Average number of common shares
outstanding (x 1,000, adjusted for stock
dividend)                                         929,483             863,095         925,195              838,728
Earnings per common share                     EUR   0.27   (21.8) EUR   0.34      EUR   0.39   (64.4)  EUR   1.09
EPS excluding goodwill amortization,
exceptional items and currency impact         EUR   0.34    (4.5) EUR   0.36      EUR   1.15    (1.1)  EUR   1.17
Diluted earnings per common share1            EUR   0.26          EUR   0.33      EUR   0.39           EUR   1.07
Operating earnings as % of sales                     4.6                 4.3             4.3                  4.2
Depreciation and amortization (x 1 mln)            424.6               393.9         1,434.0              1,232.6
EBITDA excl. exceptional items (x 1 mln)         1,118.0             1,024.5         3,623.7              3,193.2
EBITDA excl. exceptional items as % of
sales                                               6.81                6.61            6.49                 6.41
Average exchange rate of the Euro             USD   0.98          USD   0.90      USD   0.93           USD   0.90

-------------------------------------------------------------------------------------------------------------------

1 Calculated as follows: net earnings after preferred dividend, adjusted for the interest expenses on the convertible subordinated notes, divided by the weighted average number of common shares outstanding, including the number of common shares that would have been issued upon conversion of the convertible subordinated notes and the exercise of stock options outstanding, in case this will lead to further dilution.

Reconciliation to pro forma earnings
------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                        3rdquarter                      First three quarters
x 1 million Euro                                     2002  change         2001            2002 change         2001
(unless otherwise indicated)                   (12 weeks)    in %   (12 weeks)      (40 weeks)   in %   (40 weeks)
-------------------------------------------------------------------------------------------------------------------
Net earnings as reported                           257.6   (15.3)       304.2           388.1  (58.9)       944.0

Adjustments to operating earnings:
Results on sale and divestment of tangible
fixed assets:
 - U.S. Retail (in dollars)                        (28.6)                (4.3)          (30.6)               (5.0)
 - U.S. Foodservice (in dollars)                    (1.2)                (0.1)           (1.3)                  -
 - Europe                                          (16.4)               (11.0)          (36.8)              (35.0)
 - Latin America                                    (1.7)                   -            (2.0)                0.3
 - Asia                                             (0.1)                   -            (0.1)                  -
                                             -------------        -------------   -------------       -------------
                                                   (48.5)               (16.0)          (71.6)              (40.4)

Exceptional items                                      -                    -           490.0                   -
Goodwill amortization                               62.8                 36.6           210.6               112.5

Adjustments for financing currency
differences:
 - Devaluation result Argentina                     12.1                    -            32.0                   -
 - Results on financial derivatives                    -                (22.8)              -               (67.8)
 - Other exchange rate differences                   1.2                 (1.4)            3.9               (22.1)
                                             -------------        -------------   -------------       -------------
Subtotal adjustments before income tax              27.6                 (3.6)          664.9               (17.8)
Income taxes on adjustments                         10.6                 (0.4)            0.3                (5.3)
Minority interests on adjustments                    4.8                  1.6             3.7                 6.7
Income from unconsolidated subsidiaries
and affiliates - goodwill impact                     2.8                    -             2.8                   -
                                             -------------        -------------   -------------       -------------
Total adjustments to reported earnings              45.8                 (2.4)          671.7               (16.4)
                                             -------------        -------------   -------------       -------------

Pro forma net earnings                             303.4     0.5        301.8         1,059.8   14.3        927.6
Dividend preferred financing shares                 (8.9)                (8.7)          (29.4)              (29.3)
                                             -------------        -------------   -------------       -------------
Pro forma earnings common shareholders             294.5     0.5        293.1         1,030.4   14.7        898.3
                                             =============        =============   =============       =============

Earnings per common share                     EUR   0.32    (6.8)  EUR   0.34      EUR   1.11    3.9   EUR   1.07

-------------------------------------------------------------------------------------------------------------------

Consolidated statements of cash flows of Royal Ahold
-------------------------------------------------------------------------------------------------------------------
                                                           3rd quarter                  First three quarters
x 1 million Euro                                    2002                 2001           2002                2001
                                                -----------------------------       -----------------------------
                                                12 weeks             12 weeks       40 weeks            40 weeks
-------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Earnings before tax                                456.1                438.5           900.5             1,333.8
Adjustments for:
Depreciation and amortization                      424.6                393.9         1,434.0             1,232.6
Devaluation Argentina                               12.1                    -            32.0                   -
Exceptional items                                      -                    -           490.0                   -
Results on sale and divestments of
tangible fixed assets                              (48.5)               (16.0)          (71.6)              (40.4)

Changes in working capital                        (395.0)              (180.6)         (486.4)             (879.4)
Changes in other provisions                         13.7                  2.7           (94.6)             (240.9)
Income tax paid                                   (163.0)               (67.9)         (379.1)             (258.5)
                                              ------------        -------------  --------------        ------------
                                                   300.0                570.6         1,824.8             1,147.2
                                              ============        =============  ==============        ============

Cash flows from investing activities
Investments in tangible and intangible
fixed assets                                      (526.9)              (674.7)       (1,793.8)           (1,977.2)
Divestments of tangible and intangible
fixed assets                                       234.1                 54.9           378.6               911.2
Acquisitions                                      (618.8)              (317.2)         (817.8)             (695.4)
Net change in investments in
unconsolidated subsidiaries                        (16.8)                 7.4           (38.5)              (29.5)
Change in loans receivable                           1.2                (14.9)           43.0               (94.5)
                                              ------------        -------------  --------------        ------------
                                                  (927.2)              (944.5)       (2,228.5)           (1,885.4)
                                              ============        =============  ==============        ============

Cash flows from financing activities
Change in long and short term debt                 124.9                 33.9           (84.5)              193.8
Net proceeds from issuance of shares                (2.0)             2,506.2             3.2             2,545.1
Dividend paid                                     (121.1)               (51.9)         (409.3)             (125.6)
Changes in minority interests                       18.0                  6.2           (50.8)              (14.2)
                                              ------------        -------------  --------------        ------------
                                                    19.8              2,494.4          (541.4)            2,599.1
                                              ============        =============  ==============        ============

Exchange rate differences                           80.3               (105.6)          (43.7)              (58.1)
                                              ------------        -------------  --------------        ------------

Net change in cash and cash equivalents           (527.1)             2,014.9          (988.8)            1,802.8
Cash and cash equivalents at beginning           1,457.3              1,165.6         1,972.3             1,335.6
Cash brought in through acquisitions and
new (de-)consolidations                              1.6                 32.8           (51.7)               74.9
                                              ------------        -------------  --------------        ------------
Cash and cash equivalents at the end of
this quarter                                       931.8              3,213.3           931.8             3,213.3
                                              ============        =============  ==============        ============

-------------------------------------------------------------------------------------------------------------------

Consolidated balance sheet of Royal Ahold
-----------------------------------------
--------------------------------------------------------------------------------------------------------------
x 1 million Euro                                                      October 6, 2002       December 30, 2001
--------------------------------------------------------------------------------------------------------------
Assets
Current assets
Cash and cash equivalents                                                        932                   1,972
Receivables                                                                    3,651                   4,005
Inventories                                                                    4,514                   5,067

Fixed assets
Tangible fixed assets                                                         12,957                  14,072
Intangible fixed assets                                                        5,337                   5,649
Financial fixed assets                                                         1,622                   1,471
                                                                       ---------------         ---------------
                                                                              29,013                  32,236
                                                                       ===============         ===============

Liabilities and shareholders' equity
Current liabilities
Loans payable                                                                  2,583                   1,849
Other current liabilities                                                      8,062                   9,221

Long-term liabilities
Long-term debt                                                                10,091                  10,795
Subordinated loans                                                             1,011                   1,780
Provisions                                                                     1,778                   2,014

Minority interests                                                               605                     685
Shareholders' equity                                                           4,883                   5,892
                                                                       ---------------         ---------------
Group equity                                                                   5,488                   6,577
                                                                       ---------------         ---------------
                                                                              29,013                  32,236
                                                                       ===============         ===============

Net interest-bearing debt                                                     12,347                  11,964
--------------------------------------------------------------------------------------------------------------

Ratios based on consolidated balance sheet
------------------------------------------
--------------------------------------------------------------------------------------------------------------
                                                                      October 6, 2002       December 30, 2001
--------------------------------------------------------------------------------------------------------------
Number of common shares outstanding (x 1,000)                                931,042                 920,979
Group equity/Total assets %                                                     18.9                    20.4
Capital accounts/Total assets %                                                 22.4                    25.9
Exchange rate of the euro for balance sheet items                           USD 0.98                USD 0.88
--------------------------------------------------------------------------------------------------------------

Financial results under US GAAP
-------------------------------
--------------------------------------------------------------------------------------------------------------
                                                         3rd quarter                 First three quarters
                                                        2002             2001            2002            2001
x 1 million Euro                                  (12 weeks)       (12 weeks)      (40 weeks)      (40 weeks)
--------------------------------------------------------------------------------------------------------------
Effects of conforming to US GAAP
Net earnings in accordance with Dutch GAAP            257.6            304.2           388.1           944.0
Dividends on cumulative preferred financing
shares                                                 (8.9)            (8.7)          (29.4)          (29.3)
                                                -------------    -------------   -------------   -------------
Net earnings in accordance with Dutch GAAP
applicable to common shares                           248.7            295.5           358.7           914.7

Items having the effect of increasing
(decreasing) reported
net earnings:
a) Goodwill                                            62.8            (77.1)          270.6          (246.2)
b) Pensions                                             5.3              0.4            15.8            10.1
c) Revaluation of real estate                           0.4              0.4             1.2             1.5
d) Restructuring costs                                 (4.0)               -           (29.8)              -
e) Other provisions                                    (3.2)             7.3           (20.4)          (25.5)
f) Real estate gains                                   (6.9)            (5.4)          (16.7)          (65.2)
g) SFAS 133                                             2.5            (27.5)           47.1           (95.5)
h) Other adjustments                                   (0.5)            (1.3)           (3.2)           (4.0)
i) Income tax effects on reconciling items             (2.5)             1.2            (8.2)           37.7
j) Minority interest on reconciling items              (0.5)             5.7             0.7            23.0
                                                -------------    -------------   -------------   -------------

Net earnings in accordance with US GAAP
applicable to common shares                           302.1            199.2           615.8           550.6
                                                =============    =============   =============   =============
--------------------------------------------------------------------------------------------------------------

Dutch GAAP results vary in certain significant respects from US GAAP. For a detailed description of these differences, reference is made to the Ahold 2001 Annual Report. In brief:

a) Goodwill: Under Dutch GAAP, goodwill is capitalized as per December 1, 2000, and amortized on a straight-line basis over a period no longer than 20 years. As per December 31, 2001, goodwill under US GAAP is subject to SFAS 142, and is no longer amortized on a straight-line basis, but tested on impairment. The impairment test should be finalized by the end of 2002. In 2002, the amortization under Dutch GAAP has been fully reversed.

f) Real estate gains: For 2002, the number includes a pro rata portion of real estate gains, which were deferred in the past and current years deferred results on sale and leaseback transactions. In 2001, the number mainly represents the deferral of sale and leaseback of real estate gains under US GAAP.

g) SFAS 133: The 2002 reconciliation includes the amortization of deferred gains from swaps that were terminated in 2001. The 2001 numbers include the transition adjustment resulting from the initial application of SFAS 133 of Euro 27 million and the net reversal of a gain on the termination of swaps, partly offset by the change in value of foreign currency leases.